Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10912

OFFERING CIRCULAR SUPPLEMENT NO. 3

Date of Original Offering Circular: October 3, 2018

May 21, 2019

DF Growth REIT, LLC

600 W Broadway

Suite 1930

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT, LLC, (the “Company”) dated October 3, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	DiversyFund Park Blvd LLC

Type of Entity	Limited Liability Company

State of Formation	Delaware

Address of Project Entity	600 W Broadway, Ste 1420 San Diego, CA 92101

Description of Project Entity’s Real Estate Project	Multi-family development of 59 units (52,000 square feet) with mixed use retail (2,000 square feet) in San Diego, CA

Nature of Company’s Interest in Project Entity	Limited liability company interest

Amount of Actual or Anticipated Investment by Company	$250,000

Fees and Compensation of Sponsor in Connection with Investment	An affiliate of the Company’s Manager (the “Sponsor”) will be entitled to receive from the Project Entity:

	●	A developer fee equal to 6-8% of total project costs. Currently, the Sponsor estimates the developer fee will be approximately $1,200,000.

	●	Distributions under the following waterfall:

		o	First, investors (including the Company) receive a 7% preferred return;

		o	Second, 100% Catch-up to sponsor before 70/30 split;

		o	Third, distributions are divided 70% to investors and 30% to the Sponsor until investors receive a 12% IRR; and

		o	Fourth, distributions are divided 50% to investors and 50% to the Sponsor